ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604
(914) 641-2000
February 21, 2014
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of The Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Sirs:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ITT Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on February 21, 2014.
Respectfully submitted,
ITT Corporation

/s/ Mary Beth Gustafsson

Mary Beth Gustafsson
Senior Vice President and
General Counsel